Douglas M. Fox Partner Tel: 410.528.5505 Fax: 410.528.5650 foxd@ballardspahr.com

October 13, 2020

Via EDGAR, Email and FedEx

Valian A. Afshar

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	TESSCO Technologies Incorporated

Preliminary Consent Revocation Statement filed on October 2, 2020

File No. 001-33938

Dear Mr. Afshar:

On behalf of our client, TESSCO Technologies Incorporated, a Delaware corporation (the “Company” or “we”), set forth below are our responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 9, 2020, with respect to the Preliminary Consent Revocation Statement on Schedule 14A filed with the Commission on October 2, 2020, File No. 001-33938 (the “Preliminary Consent Revocation Statement”).

Concurrently with the submission of this letter, we have publicly filed an amended Preliminary Consent Revocation Statement (the “Amended Preliminary Consent Revocation Statement”) on Schedule 14A.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions in our responses correspond to the Amended Preliminary Consent Revocation Statement unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Amended Preliminary Consent Revocation Statement.

Consent Revocation Statement

Questions and Answers About this Consent Revocation Statement, Page 1

1.	In the definition of the “Barnhill Proposals” on page 1, we note that you described Proposals 3 and 4 as “certain other corporate actions related to the Bylaws.” Please revise to describe those proposals in greater detail.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 1 of the Amended Preliminary Consent Revocation Statement and throughout the Amended Preliminary Consent Revocation Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

October 13, 2020

2.	On page 1, please clarify (if true) that the solicitation for consent revocation is being conducted by all the members of Tessco’s Board of Directors other than Mr. Barnhill.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 1 of the Amended Preliminary Consent Revocation Statement to clarify that Mr. Barnhill is not aiding the other members of the Board in conducting the solicitation in opposition to his own consent solicitation. However, we add that Instruction 3 to Items 4 and 5 of Schedule 14A defines “participant” to include “[a]ny director of the registrant,” so we have included Mr. Barnhill as a “participant.”

3.	On page 2, you note that if the Barnhill Proposals pass, “Mr. Barnhill and his nominees would comprise five of the seven members of the Board.” Please revise [to] clarify that the Barnhill Proposals could pass but that depending on consents received, less than five of the current members of the board could be removed and/or less than four of the Barnhill Nominees could be elected.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 2 of the Amended Preliminary Consent Revocation Statement accordingly.

Description of the Barnhill Consent Solicitation, page 4

4.	We note the following statement on page 4: “Pursuant to the Bylaws, the resulting vacancies would be filled by the Board or the Company’s shareholders.” Please revise to summarize the processes by which such vacancies could be filled by either the Board or the Company’s shareholders.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 4 of the Amended Preliminary Consent Revocation Statement accordingly.

Background of the Barnhill Consent Solicitation, page 6

5.	We note the following statement on page 6: “In March and April, 2020 Mr. Barnhill directly contacted several Company employees to request information that the Special Committee believed was related to Mr. Barnhill’s desire to take the Company private and not in furtherance of his role as the Chairman of the Board.” Please revise to clarify the basis for the Special Committee’s belief.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 6 of the Amended Preliminary Consent Revocation Statement to be more specific that the Special Committee’s concerns resulted from the differences between the nature and subject matters of these requests relative to those made historically by Mr. Barnhill. As further indicated in the paragraph that follows on page 6, these concerns relative to the earlier of these reported requests caused the Special Committee to request that Mr. Barnhill direct all communications relating to information desired from employees to Mr. Mukerjee, our Chief Executive Officer. The Special Committee’s request was mischaracterized in the preliminary consent solicitation statements filed by Mr. Barnhill.

United States Securities and Exchange Commission

Division of Corporation Finance

October 13, 2020

Effect of a GREEN Consent Revocation Card, page 10

6.	Please revise this section to clarify the effect of marking “DO NOT REVOKE MY CONSENT” on the Consent Revocation Card.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 10 of the Amended Preliminary Consent Revocation Statement and the consent revocation card to include a description of the effect of marking “DO NOT REVOKE MY CONSENT” with respect to a Barnhill Proposal on the Company’s GREEN Consent Revocation Card.

Section 16(a) Beneficial Ownership Reporting Compliance, page 22

7.	Please revise the section title to read “Delinquent Section 16(a) Reports.” See Item 7(b) of Schedule 14A and Item 405(a)(1) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the relevant disclosure on pages iii, 22 and 47 of the Amended Preliminary Consent Revocation Statement to read “Delinquent Section 16(a) Reports”.

Appendix A - Certain Information Regarding Participants in this Solicitation

8.	Please provide the disclosure required by Item 5(b)(1)(iii) with respect to each participant.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page A-2 of the Amended Preliminary Consent Revocation Statement to include a response to Item 5(b)(1)(iii) of Schedule 14A.

*     *     *     *     *

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to me at 401-528-5505 (foxd@ballardspahr.com) or Justin Klein at 215-864-8606 (kleinj@ballardspahr.com).

Very truly yours,

Ballard Spahr LLP

By	/s/ Douglas M. Fox
Douglas M. Fox

cc:	Kai Haakon E. Liekefett, Esq. -- Sidley Austin LLP

Derek Zaba, Esq. -- Sidley Austin LLP